ASSIGNMENT

For good and valuable consideration, the receipt of which is hereby acknowledged that Jeffrey Howard Purchon (referred to as “ASSIGNOR” whether singular or plural) has sold, assigned, and transferred and does hereby sell, assign, and transfer to Sigmata Electronics, Inc., a Delaware corporation, with an address of 780 Reservoir Avenue, #123, Cranston, RI 02910 ("ASSIGNEE"), for itself and its successors, transferees, and assignees, the following:

1.                  The entire worldwide right, title, and interest in all inventions and improvements ("SUBJECT MATTER") that are disclosed in U.S. patent No. 7,758,365, (“PATENT”) and on U.S. Application Number 12/214,002 entitled Self-Muting Audio Connector ("APPLICATION"), which was filed on June 16, 2008 and is a continuation-in-part application of co-pending PCT International Application PCT/US2006/01782 with an international filing date of January 17, 2006 which application is hereby incorporated as reference.

2.	The entire worldwide right, title, and interest in and to:

(a) the PATENT, the APPLICATIONS; (b) all applications claiming priority from the APPLICATIONS; (c) all utility, divisional, continuation, substitute, renewal, reissue, and other related applications thereto which have been or may be filed in the United States or elsewhere in the world; (d) all patents (including reissues and re-examinations) which may be granted on the applications set forth in (a), (b), (c) and (d) above; and (e) all right of priority in the PATENT and APPLICATIONS, together with all rights to recover damages for infringement of provisional rights.

ASSIGNOR agrees that ASSIGNEE may apply for and receive patents for SUBJECT MATTER in ASSIGNEE'S own name.

ASSIGNOR agrees to do the following, when requested, and without further consideration, in order to carry out the intent of this Assignment: (1) execute. all oaths, assignments, powers of attorney, applications, and other papers necessary or desirable to fully secure to ASSIGNEE the rights, titles and interests herein conveyed; (2) communicate to ASSIGNEE all known facts relating to the SUBJECT MATTER; and (3) generally do all lawful acts that ASSIGNEE shall consider desirable for securing, maintaining, and enforcing worldwide patent protection relating to the SUBJECT MATTER and for vesting in ASSIGNEE the rights, titles, and interests herein conveyed. ASSIGNOR further agrees to provide any successor, assign, or legal representative of ASSIGNEE with the benefits and assistance provided to ASSIGNEE hereunder.

ASSIGNOR represents that ASSIGNOR has the rights, titles, and interests to convey as set forth herein, and covenants with ASSIGNEE that the ASSIGNOR has not made and will not hereafter make any assignment, grant, mortgage, license, or other agreement affecting the rights, titles, and interests herein conveyed.

ASSIGNOR grants the ASSIGNEE the power to insert on this Assignment any further identification that may be necessary or desirable in order to comply with the rules of the United States Patent and Trademark Office for recordation of this document.

This Assignment may be executed in one or more counterparts, each of which shall be deemed an original and all of which may be taken together as one and the same Assignment.

IN WITNESS WHEREOF, the Parties below have entered into this Assignment as of February 2, 2017.

The ASSIGNEE and ASSIGNOR hereby agree to the terms set forth above.

ASSIGNEE:

By: /s/ Jeffrey DeNunzio

Sigmata Electronics, Inc.

By Jeffrey DeNunzio

Its Vice President

ASSIGNOR:

By: /s/ Jeffrey Purchon

Jeffrey H. Purchon, Individually